UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*
FUEL TECH, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
359523107
(CUSIP Number of Class of Securities)
Albert Grigonis
Senior Vice President, General Counsel & Secretary
27601 Bella Vista Parkway
Warrenville, IL 60555-1617
(630) 845-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable

Form or Registration No.: Not applicable	Date filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEMS 1-11, 13
ITEM 12. EXHIBITS

     On April 5, 2011 Fuel Tech, Inc. (the “Company”) filed a definitive proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”), relating to the Company’s 2011 Annual Meeting of Stockholders to be held on May 19, 2011 (the “Annual Meeting”). At the Annual Meeting, we will ask our stockholders to approve a stock option exchange program (the “Stock Option Exchange Program”) to permit eligible employees to voluntarily exchange eligible options to purchase shares of the Company’s common stock outstanding under the Company’s existing equity incentive plans for a lesser number of restricted stock units to be granted under the Company’s Incentive Plan. The Proxy Statement does not constitute an offer to holders of our outstanding stock options to exchange those options. The Stock Option Exchange Program will only be commenced, if at all, following such time as our stockholders approve the Stock Option Exchange Program.
     The Stock Option Exchange Program that is referred to in the Proxy Statement has not yet commenced. Upon the commencement of the Stock Option Exchange Program, the Company will file with the SEC a Tender Offer Statement on Schedule TO and related exhibits and documents, including the offer to exchange. Employees who are eligible to participate in the Stock Option Exchange Program are strongly encouraged to read the Schedule TO and related materials when they become available, because these materials will contain important information about the Stock Option Exchange Program.
     The Company’s stockholders and optionholders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and optionholders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: Fuel Tech, Inc., 27601 Bella Vista Parkway, Warrenville, IL 60555-1617, Attention: Tracy H. Krumme, or by contacting the Company directly at (630) 845-4500.
ITEMS 1-11, 13.
Not applicable.
ITEM 12. EXHIBITS.

Exhibit
Number	Description
99.1	Definitive Proxy Statement for Fuel Tech. Inc.’s 2011 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 5, 2011 (incorporated by reference to such filing).